Hollysys Automation Technologies Announces Its First Sizable
Acquisition to Enter International Market and Hong Kong Dual Listing Initiative

Beijing, China – May 20, 2011 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that it signed a stock purchase agreement (SPA) to acquire 100% ownership of Concord Corporation Pte Ltd. and its group of companies (CCPL), a Singapore headquartered electrification related service provider to rail and industrial industrials in South-East Asia and the Middle East. The total consideration for the acquisition was a combination of cash and stock, equivalent to US$43.2 million approximately, with a two-year incentive share program for CCPL management team if CCPL meets certain performance targets.

Pursuant to the stock purchase agreement, Hollysys shall pay/issue a fully refundable deposit of 20.75 million Singaporean dollars at SPA signing, and 20.75 million Singaporean dollars and approximately 1 million shares of Hollysys common stock at the closing. The CCPL management is entitled to approximately 0.75 million shares of Hollysys common stock in each of the next two years, if Concord’s US-GAAP audited net income equals or exceeds US $ 10 million and US$ 11.5 million for Hollysys’ fiscal year of 2012 and 2013 respectively.

CCPL provides complete electrical solution with end to end capabilities in design, engineering, procurement, project management, construction & commissioning, and maintenance to a wide array of industries, including rail, power plants, semiconductors, pharmaceuticals, petrochemicals, etc. As an established regional electrification service provider in the rail industry, CCPL has successfully commissioned signaling, power distribution, automatic train control, communication, power rail, and other related electrical engineering and installation works for Red and Green lines of Dubai Metro LRT in United Arab Emirates, Makkah-Holy Sites Rail Line in Kingdom of Saudi Arabia, and Circle Line Stage I, II, IV, V & Kim Chuan Depot and North East Line of MRT System in Singapore.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: “We are very pleased with this highly accretive and complementary acquisition of CCPL group of companies, which provides Hollysys with a readily available channel to cross sell our existing product lines in rail and industrial segments to fast growing South-East Asia and the Middle East market. We are also excited to be able to retain a team of seasoned and high-caliber professionals through this acquisition, who will form the foundation of our international team to greatly enhance Hollysys capability to tackle the international market. Hollysys will leverage its strong proprietary technology and its capabilities accumulated from its leading positions in China’s rail and industrial segments to enter and penetrate into the international market, through both organic growth and accretive acquisitions to maximize our shareholder value.”

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Mr. Chim Swee Yong, Group Executive Chairman of CCPL, commented: “We are honored to be able to join and team up with Hollysys, a well-established proprietary technology and product provider in rail and industrial industries in China. We are seeing great opportunities lying ahead of us, given the fast growth in rail, oil and gas, and power industries in our addressable market in South-East Asia and the Middle East. With more than 20 years strong track record, we believe the combination of our existing customer base and complete electrification solution capabilities and Hollysys’ proprietary technology and products would be of great benefit to capturing the growth opportunities, both in the current addressable geographical regions and other international markets at large.”

Mr. Peter Li, CFO of Hollysys, commented: “This acquisition is our first meaningful M&A since we were listedon NASDAQ. We are very pleased to have entered SPA to acquire such a successful platform together with a team of professionals with backgrounds from GE Industrial, Thales Transportation and Bombardier Transportation, at a highly accretive valuation to its forward earnings. CCPL meets all of our acquisition criteria, which we laid out as our corporate acquisition strategy, of accretion, complement, and ease of integration. We expect this acquisition will be closed around July 1, 2011, from when CCPL revenue and income would be fully consolidated and reported under Hollysys. With the capital needs for more potential acquisitions, Hollysys will seek to dual list itself on the Hong Kong Stock Exchange while maintaining NASDAQ listing as its primary listing board, because we believe that Hong Kong dual listing will provide us with a valuable diversified investor base, comparable peers, and stronger analyst coverage interests, to unlock our intrinsic value currently ignored or undiscovered, for maximizing our shareholder value.”

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,000 employees with nationwide presence in 29 cities in China and serves over 1,700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC) for industrial sector, high-speed railway signaling system of TCC (Train Control Center) and ATP (Automatic Train Protection), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

About Concord Corporation Pte Ltd. and Its Group of Companies

Concord Corporation Pte Ltd. and its group of companies (CCPL) consists of Concord Corporation Pte Ltd. and Concord Electrical Pte Ltd. incorporated in Singapore, Concord Electrical Sdn Bhd incorporated in Malaysia, and CCPL’s Dubai Branch Office in United Arab Emirates. Founded in 1983, CCPL engages in providing end-to-end complete electrification related services in rail, power, semiconductor, pharmaceutical, petrochemical, and other industrial sectors, by working with multinational corporations such as Mitsubishi, Alstrom, Thales, Bombardier, Simmens, Areva, and ABB. Its complete electrification related services encompass design, engineering, procurement, project management, construction and commissioning, and maintenance. As a established regional electrification service provider in the rail industry, CCPL has successfully commissioned signaling, power distribution, automatic train control, communication, power rail, and other related electrical engineering and installation works for Red and Green lines of Dubai Metro LRT in United Arab Emirates, Makkah-Holy Sites Rail Line in Kingdom of Saudi Arabia, and Circle Line Stage I, II, IV, V & Kim Chuan Depot and North East Line of MRT System in Singapore.

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SAFE HARBOUR:
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
+1-646-593-8125
investors@hollysys.com